N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – June 30, 2009 – Talisman Energy Inc. has scheduled a conference call for investors, analysts and media on Wednesday, July 29, 2009 at 11:00 am MDT (1:00 pm EDT) to discuss Talisman’s second quarter results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its second quarter results the morning of July 29 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 am MDT (12:50 pm EDT), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-732-0232 (North America) or
1-416-644-3423 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 pm MDT on Wednesday, July 29 until 11:59 pm Wednesday, August 5, 2009. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21309812#
1-416-640-1917 (Local Toronto & International) passcode 21309812#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://w.on24.com/r.htm?e=153935&s=1&k=0064D9DF0A3F8DC055C9BC7E34FBA976

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                               Christopher J. LeGallais
& Investor Communications                                                                                           Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                            Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                      E-mail:                       tlm@talisman-energy.com

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